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                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER: 33-23460-LA
                                                     CUSIP NUMBER:_____________

(Check One):  /X/Form 10-KSB    / /Form 20-F    / /Form 11-K
              / /Form 10-QSB    / /Form N-SAR

              For Period Ended:            October 31, 1997
                               --------------------------------------------
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ------------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Full Name of Registrant  AQUASEARCH, INC.
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Former Name if Applicable  N/A
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Address of Principal Executive Office (Street and Number)
                           73-4460 QUEEN KA'AHUMANU HWY, SUITE 110
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City, State and Zip Code  KAILUA-KONA, HI 96740
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional time is required to confirm the proper accounting treatment of certain stock grants and stock option grants made in the fiscal year ended October 31, 1997 in light of the implementation of FASB 123 and certain other matters. The Company believes that the 10-KSB will be filed on or before the allowed date under Rule 12b-25.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    Mark E. Huntley, Ph.D.             (808)             326-9301
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    (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                           / / Yes  /X/ No
    The Company was late in filing its Annual Report on Form 10-KSB for the fiscal year ended October 31, 1996 and its Form 10-QSB for the fiscal quarter ended January 31, 1997.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Company had a loss from operations of $1,863,000 for the fiscal year ended October 31, 1997 compared with a loss from operations of $1,298,000 for the fiscal year ended October 31, 1996. The Company had a net loss of $1,863,000 for the fiscal year ended October 31, 1997 compared with a net loss of $1,298,000 for the fiscal year ended October 31, 1996. The primary reasons for the increases in net loss from operations and net loss during the current fiscal year compared with the prior fiscal year were due to increases in research and development costs to improve the Company's natural astaxanthin production system and implementation of improved process control systems to reduce capital cost of the production system.

                              AQUASEARCH, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 1998             By:/s/ Mark E. Huntley, Ph.D.
      ----------------                -----------------------------------------
                                        Mark E. Huntley, Ph.D., President & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                  ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sections 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).